
07001995


SEC MAIL
RECEIVED
FEB 27 2007
WASH, D.C.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Pedestal Capital Markets, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway, Suite 3002
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luther Lynn Shelby (314) 348-1702
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Burchett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pedestal Capital Markets, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JESSICA M ARDIS
Notary Public
State of New Jersey
My Commission Expires Jul 12, 2010

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEDESTAL CAPITAL MARKETS, INC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

PEDESTAL CAPITAL MARKETS, INC

TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Pedestal Capital Markets, Inc

We have audited the accompanying statement of financial condition of Pedestal Capital Markets, Inc as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pedestal Capital Markets, Inc as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 29, 2007

PEDESTAL CAPITAL MARKETS, INC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	38,309
Due from clearing broker		1,483
Prepaid expenses		1,615
Total assets	$	41,407

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	17,500
Due to related party (Note 2)		2,939
Total liabilities		20,439
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)		
STOCKHOLDER'S EQUITY (Note 3):		
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		183,719
Retained deficit		(162,761)
Total stockholder's equity		20,968
Total liabilities and stockholder's equity	$	41,407

The accompanying notes are an integral part of this statement.

PEDESTAL CAPITAL MARKETS, INC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Dividend income	$	79
EXPENSES:		
Clearing costs		1,950
Professional fees		52,989
Other expenses		5,330
Total expenses		60,269
NET LOSS	**$**	**(60,190)**

The accompanying notes are an integral part of this statement.

PEDESTAL CAPITAL MARKETS, INC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional	Retained
	Shares	Amount	Paid-In Capital	Deficit
BALANCES, December 31, 2005, as orginally stated	1,000	$ 10	$ 26,177,166	$ (26,146,018)
Reclassification	-	-	(26,043,447)	26.043,447
BALANCES, December 31, 2005, as restated	1,000	10	133,719	(102,571)
Contributed capital	-	-	50,000	-
Net loss	-	-	-	(60,190)
BALANCES, December 31, 2006	**1,000**	**$ 10**	**$ 183,719**	**$ (162,761)**

The accompanying notes are an integral part of this statement.

PEDESTAL CAPITAL MARKETS, INC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(60,190)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in deposit with clearing broker		1,721
Decrease in prepaid expenses		125
Increase in due to related party		2,939
Increase in accounts payable and accrued expenses		1,375
Net cash used in operating activities		(54,030)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributed capital		50,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(4,030)
CASH AND CASH EQUIVALENTS, at beginning of year		42,339
CASH AND CASH EQUIVALENTS, at end of year	$	38,309

The accompanying notes are an integral part of this statement.

PEDESTAL CAPITAL MARKETS, INC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Pedestal Capital Markets, Inc. (the "Company"), was incorporated under the laws of the State of Delaware on April 27, 1999. The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

Clearing Agreement

The Company does not carry security accounts for customers nor perform custodial functions relating to customer securities. All customer securities transactions are introduced on a fully disclosed basis for clearance, execution and settlement by the Company's clearing broker.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, receivables, other assets and accounts payable are carried at amounts that approximate fair value due to the short-term nature of the instruments. When the Company holds securities for its own account, they are valued at market value using quoted market prices.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

Related party payables represent expenses paid by affiliated entities on behalf of the Company. Such expenses are reflected in the statement of operations as expenses.

The Company operates in the offices of affiliates but has not been charged for its proportionate share of rent expense and other operating expenses due to very limited operating activities.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital and net capital requirements of $19,323 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.06 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - INCOME TAXES

The Company has approximately $160,000 of net operating losses expiring in 2023, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has approximately $54,000 in deferred tax benefit relating to these net operating loss carry forwards, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2006 are as follows:

Deferred tax liabilities	$	-
Deferred tax assets:		
Net operating loss carryforward	$	54,000
Valuation allowance for deferred tax assets		(54,000)
	$	-

The valuation allowance for deferred tax assets increased approximately $34,000 during the year ending December 31, 2006.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company completes securities transactions on behalf of its clients through its clearing broker including the execution, settlement and financing of such transactions. These client transactions may expose the Company to off-balance sheet risk. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

SUPPLEMENTARY INFORMATION

PEDESTAL CAPITAL MARKETS, INC

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2006

CREDIT:		
Stockholder's equity	$	20,968
DEBITS:		
Nonallowable assets:		
Prepaid expense		1,615
Net capital before haircuts		19,353
Haircuts on money market funds		30
NET CAPITAL		19,323
Minimum requirements of 6-2/3% of aggregate indebtedness of $20,439 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**14,323**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	17,500
Related party payables		2,939
TOTAL AGGREGATE INDEBTEDNESS	**$**	**20,439**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.06 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2006.

See the accompanying Independent Auditors' Report.

PEDESTAL CAPITAL MARKETS, INC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Corporation's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See the accompanying Independent Auditors' Report.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Pedestal Capital Markets, Inc

In planning and performing our audit of the financial statements and supplementary information of Pedestal Capital Markets, Inc for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Pedestal Capital Markets, Inc that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Pedestal Capital Markets, Inc to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

In addition, our review indicated that Pedestal Capital Markets, Inc was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 29, 2007

END